UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K (this “Report”) of Immunocore Holdings plc (the “Company”), including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On March 1, 2023, the Company issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2022. A copy of this press release is furnished as Exhibit 99.1 to this Report.

Earnings Conference Call

The Company will host a conference call on March 1, 2023 at 8:00 A.M. ET/ 1:00 PM GMT, to discuss the fourth quarter and full year 2022 financial results and provide a business update. The call will also be available via webcast by visiting the Events & Presentations section on the Company's website. A replay of this webcast will be available for 30 days.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated March 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: March 1, 2023	By:	/s/ Bahija Jallal, Ph.D.
		Name	Bahija Jallal, Ph.D.
		Title:	Chief Executive Officer